Exhibit 99.2

Linkage Global Inc
PROXY FOR 2024 ANNUAL MEETING OF SHAREHOLDERS

October 11, 2024

THE BOARD RECOMMENDS A VOTE FOR ALL THE PROPOSALS AND ALL NOMINEES NAMED UNDER PROPOSAL I.

I. to pass ordinary resolutions to re-elect each of the five directors named in the proxy statement as a director of the Company to hold office until the next annual general meeting of the Company unless earlier removed, in accordance with the articles of association of the Company, as may be amended from time to time:

(a)    RESOLVED, AS AN ORDINARY RESOLUTION, to re-elect Zhihua Wu as a director of the Company to hold office until the next annual general meeting of the Company unless earlier removed, in accordance with the articles of association of the Company, as may be amended from time to time

___ FOR	___ AGAINST	___ ABSTAIN

(b)    RESOLVED, AS AN ORDINARY RESOLUTION, to re-elect Ryo Fuyunishiki as a director of the Company to hold office until the next annual general meeting of the Company unless earlier removed, in accordance with the articles of association of the Company, as may be amended from time to time.

___ FOR	___ AGAINST	___ ABSTAIN

(c)     RESOLVED, AS AN ORDINARY RESOLUTION, to re-elect Tay Sheve Li as a director of the Company to hold office until the next annual general meeting of the Company unless earlier removed, in accordance with the articles of association of the Company, as may be amended from time to time.

___ FOR	___ AGAINST	___ ABSTAIN

(d)    RESOLVED, AS AN ORDINARY RESOLUTION, to re-elect Zhiyong Wu as a director of the Company to hold office until the next annual general meeting of the Company unless earlier removed, in accordance with the articles of association of the Company, as may be amended from time to time.

___ FOR	___ AGAINST	___ ABSTAIN

(e)     RESOLVED, AS AN ORDINARY RESOLUTION, to re-elect Hui Li as a director of the Company to hold office until the next annual general meeting of the Company unless earlier removed, in accordance with the articles of association of the Company, as may be amended from time to time.

___ FOR	___ AGAINST	___ ABSTAIN

II. as an ordinary resolution, to ratify the appointment of HTL International, LLC (“HTL”) as the Company’s independent registered public accounting firm for the fiscal year ended September 30, 2024

___ FOR	___ AGAINST	___ ABSTAIN

III. subject to the A&R M&A Proposal (as defined below) being approved, to pass an ordinary resolution to re-designate and re-classify the Company’s authorized share capital as follows with immediate effect (the “Share Capital Reorganization”):

(a)    each share in issue immediately following the Share Capital Reorganization, which is expected to be 21,500,000 shares of par value US$0.00025 each (the “Shares”), each be re designated and re-classified into one Class A ordinary share of par value US$0.00025 each (the “Class A Shares”);

(b)    5,000,000 of the remaining authorized but unissued Shares each be re designated and re-classified into one Class B ordinary share of par value US$0.00025 each (the “Class B Shares”); and

(c)     each of the remaining authorized but unissued Shares, which is expected to be 173,500,000 Shares of par value US$0.00025 each, each be re-designated and re-classified into one Class A Share of par value US$0.00025 each, such that the Company’s authorized share capital shall be amended from US$50,000 divided into 200,000,000 Shares of a par value of US$0.00025 each to US$50,000 divided into 195,000,000 Class A ordinary shares of par value US$0.00025 each and 5,000,000 Class B ordinary shares of par value US$0.00025 each (the “Share Capital Reorganization Proposal”);

___ FOR	___ AGAINST	___ ABSTAIN

IV. subject to the approval of the Share Capital Reorganization Proposal, to pass a special resolution for the Company’s adoption of the amended and restated memorandum and articles of association (the “A&R M&A”) immediately following the effectiveness of the Share Capital Reorganization in substitution for, and to the exclusion of, the Company’s existing amended and restated memorandum and articles of association, to:

(i)     reflect the Share Capital Reorganization; and

(ii)    reflect the rights and privileges of holders of Class A Shares and Class B Shares, which are summarized below:

(A) holders of Class A Shares and Class B Shares will have the same rights and privileges except for voting and conversion rights;

(B) in respect of all matters subject to vote at general meetings of the Company, each holder of Class A Shares will be entitled to one vote per one Class A Share and each holder of Class B Shares will be entitled to 20 votes per one Class B Share;

(C) the Class A Shares will not be convertible into shares of any other class; and

(D) the Class B Shares will be convertible into Class A Shares at any time after issuance at the option of the holder. Each one (1) Class B Share will be convertible into one (1) Class A Share; and

(iii)   allow a director to be removed by resolution of the directors of the Company,

(iv)   allow title to listed shares of the Company to be transferred in accordance with the laws applicable to a “Designated Stock Exchange”; and

(iv)   certain other minor regulatory and typographical updates,

(the “A&R M&A Proposal”). The text of the proposed resolution is as follows:

“It is resolved as a special resolution that, subject to the approval of the Share Capital Reorganization and immediately following the effectiveness thereof, the Company adopt the amended and restated memorandum and articles of association (the “A&R M&A”) in substitution for, and to the exclusion of, the Company’s existing amended and restated memorandum and articles of association, in substantially the form set out in Appendix A of the Company’s proxy statement dated 11 September 2024.”

___ FOR	___ AGAINST	___ ABSTAIN

This Proxy is solicited on behalf of the management of Linkage Global Inc. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

____________________________________

Signature of Joint Shareholder

____________________________________

Dated: